November 5, 2012

Via Facsimile and EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Mr. John Ganley

Re:	OFS Capital Corporation

Registration Statement on Form N-2

File No. 333-166363

Dear Mr. Ganley:

In accordance with Rule 461 under the Securities Act of 1933, as amended, OFS Capital Corporation (the “Company”), hereby respectfully requests that the effective date of the above-captioned registration statement (the “Registration Statement”) be accelerated to 4:00 p.m. Eastern Time on November 7, 2012, or as soon thereafter as is practicable.

In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Patrick S. Brown of Sullivan & Cromwell LLP at (310) 712-6603 or me at (323) 860-9541 with any questions you may have. In addition, please notify Mr. Brown when this request for acceleration has been granted.

[Signature Page Follows]

Very truly yours,

/s/ Robert S. Palmer
Robert S. Palmer
Chief Financial Officer

cc:	Patrick S. Brown

(Sullivan & Cromwell LLP)

[Signature Page to Acceleration Request]